NO ACT

P.E. 12-22-08

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

[redacted]

09001080

Received SEC

FEB 0 2 2009

Washington, DC 20549

February 2, 2009

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-09

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2008

Dear Ms. Weber:

This is in response to your letters dated December 22, 2008 and January 13, 2009 concerning the shareholder proposal submitted to Verizon by the International Brotherhood of Electrical Workers' Pension Benefit Fund. We also have received a letter on the proponent's behalf dated January 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Lindell K. Lee
Trustee
International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

February 2, 2009

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Verizon Communications Inc.
Incoming letter dated December 22, 2008

The proposal requests that the board take the necessary steps to provide for cumulative voting in the election of directors.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Jay Knight
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Tel 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

January 13, 2009

**By email to shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc. 2009 Annual Meeting
Supplement to Letter Dated December 22, 2008
Related to the Shareholder Proposal of the International
Brotherhood of Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

I refer to my letter dated December 22, 2008 (the "December 22 Letter") pursuant to which Verizon Communications Inc., a Delaware corporation ("Verizon"), requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with Verizon's view that the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent") may be properly omitted pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(6) from the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders ("the 2009 proxy materials").

This letter is in response to the letter to the Staff dated January 5, 2009 submitted by The Marco Consulting Group on behalf of the Proponent (the "Proponent's Letter") and supplements the December 22 Letter.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being emailed to shareholderproposals@sec.gov. A copy of this letter is simultaneously being sent by email to the Proponent and to The Marco Consulting Group.

125806

## I. The Proponent's Letter Fails to Refute Verizon's Argument that the Proposal is Impermissibly Vague and Indefinite and the Proposal Remains Materially False and Misleading in Violation of Rule 14a-9.

### A. The Proponent's Letter Concedes that Cumulative Voting Does Not Permit Cumulating "Against" Votes, But Fails to Refute the Argument that Cumulative Voting Is Incompatible with Majority Voting.

The Proponent's Letter quickly concedes that "against" votes cannot be cumulated under Delaware law, as discussed in Section II.A.1. of the December 22 Letter and addressed in the legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP dated December 19, 2008 and attached as Exhibit B to the December 22 Letter (the "Delaware Law Opinion"). The Delaware Law Opinion states (at page 5) that "a certificate of incorporation provision adopted under section 214 to require cumulative voting, as requested by the Proposal, would *not permit the casting of votes 'against'* a nominee" (emphasis added). Accordingly, forms of proxy and ballots in an election of directors for a Delaware corporation which has adopted cumulative voting cannot provide shareholders with the option of voting "against" one or more nominees. As a result, cumulative voting would directly conflict with Section 3.04(b) of Verizon's Bylaws (the "Majority Voting Bylaw"), which explicitly requires that shareholders have the opportunity to cast "against" votes in director elections.

As discussed in Section II.A.2. of the December 22 Letter and footnote 1 therein, numerous states and legal commentators recognize the incompatibility of cumulative voting and majority voting. In addition, as discussed in the December 22 Letter, a voting system that enables shareholders to cumulate "for" votes but statutorily does not enable shareholders to cumulate "against" votes in an uncontested election would enable a minority to defeat the will of the majority in the case of a "vote against" campaign. In the numerical example provided in Section II.A.2.c. on pages 7- 8 of the December 22 Letter, if only "for" votes can be cumulated, but not "against" votes, the holders of 51% of shares wishing to vote "against" a candidate would have many fewer votes than the holders who cumulate their votes, which would defeat the purpose of majority voting. The Proponent's Letter makes no attempt to address this irreconcilable conflict and, instead, simply makes a conclusory statement that cumulative voting "poses no conflict" with Verizon's Majority Voting Bylaw. The Proposal remains materially misleading by failing to provide an explanation as to the legal and practical implications of implementing cumulative voting where a company has a majority voting standard in place and failing to describe the effective nullification of Verizon's Majority Voting Bylaw that would result if the Proposal were implemented. Verizon believes this information is material to shareholders.

**B. The Proponent's Letter States that the Proposal Contemplates Cumulative Voting in Both Contested and Uncontested Elections, But Fails to Provide Any Guidance on How Verizon Should Implement Cumulative Voting Under a Majority Voting Standard.**

The Proponent's Letter asserts that the Proposal is "aimed at all elections of directors, contested and uncontested alike." However, this assertion fails to remedy the vague and indefinite nature of the Proposal because nothing in the Proposal or the Proponent's Letter clarifies whether the Proposal is intended to invalidate majority voting or, if the Proposal is intended to operate in conjunction with majority voting, how cumulative voting and majority voting would operate in uncontested director elections. Because the Proposal provides no guidance on how the Proposal should be implemented, any resultant action by Verizon may contravene the intentions of shareholders voting on the Proposal. In *Pinnacle West Capital Corp.* (March 11, 2008), the Staff permitted the company to exclude a proposal requesting that the company adopt a majority voting standard, where the company was subject to a state-mandated cumulative voting law and the proposal failed to address the uncertainties inherent in combining majority voting with cumulative voting. In denying the proponent's reconsideration request, the Staff noted that "the proposal does not indicate how a 'majority of votes cast' would be determined for Pinnacle West." *Pinnacle West Capital Corp.* (March 28, 2008). The Proposal here is equally vague and ambiguous because it fails to address how cumulative voting would operate under a majority voting standard and how a majority of votes cast would be determined for Verizon.

The Proponent's Letter states that the word "against" does not appear in the Proposal and there is no reference in the Proposal to voting against a candidate. Because cumulative voting is intended to operate only in connection with plurality voting and because the Proposal does not refer to casting votes "against" or to Verizon's Majority Voting Bylaw, shareholders understandably may conclude that the Proposal to adopt cumulative voting is intended to apply only to contested elections (where plurality voting applies) and will not apply to uncontested elections. Moreover, because the Proposal does not refer to casting votes "against" or to preserving the majority vote standard, shareholders understandably may conclude that cumulative voting is intended to replace (rather than co-exist with) majority voting in uncontested elections. If Verizon were to implement the Proposal to apply cumulative voting in uncontested majority-vote elections, based on the Proponent's interpretation, then the actions taken by Verizon may differ significantly from the actions envisioned by various shareholders voting on the Proposal. The Proponent's attempt to interpret the Proposal as meaning that cumulative voting should apply in both contested and uncontested elections only serves to highlight the fact that the Proposal is subject to multiple interpretations and is, therefore, impermissibly vague and indefinite.

In addition, if Verizon were to implement the Proposal to provide for cumulative voting in an uncontested election where a majority voting standard applies, neither shareholders nor Verizon would have a clear understanding of what action Verizon should take to give effect to both cumulative voting in the case of "for" votes and non-cumulative voting in the case of "against" votes. It is unclear whether the Proponent intends for shareholders who direct that their shares be cumulated to only have the ability to cumulate their shares "for" a candidate or whether such shareholder would have the ability to "mix and match" by cumulating some shares to vote "for" a nominee and casting remaining shares as votes "against" other nominees on a non-cumulative basis. In the case of a "mix and match" system, it is likewise unclear how such shares would be allocated. Furthermore, as discussed in Section I.A. above, allowing shareholders to cumulate "for" votes but not "against" votes would also defeat the purpose of majority voting by enabling the minority to defeat the will of the majority.

**C. The Proponent's Letter Improperly Attempts to Shift the Obligation of Resolving the Uncertainties and Legal Issues Raised by the Proposal from the Proponent to Verizon.**

The Proponent asserts that "given the realities and limits of the 14a-8 format," Verizon has the responsibility to "clarify for shareholders with more specificity how cumulative voting would function" in its opposition statement.[1] Rule 14a-8 does not place an obligation on a company to remedy the deficiencies in a shareholder proposal or to resolve the vagueness and indefiniteness of a proposal and it is not a company's responsibility to speculate as to how an inherently vague and indefinite proposal should be interpreted and implemented. Rule 14a-8(m) provides that a company "may elect to include in its proxy statement reasons why it believes shareholders should vote against [the proponent's] proposal" and to "make arguments reflecting its own point of view." Nothing in Rule 14a-8(m) obligates the company to clarify for shareholders in the company's opposition statement how the Proponent may intend the Proposal to be interpreted or how the Proposal should ultimately be implemented.

**D. The Proponent Should Not Be Permitted to Revise Its Proposal.**

Although we recognize that the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal," Verizon requests that the Staff decline to grant the Proponent an opportunity to correct the substantive flaws in its Proposal. Staff Legal

---

[1] The Proponent's Letter claims that the Proponent does not have "the practical ability to deal with any more specificity with how cumulative voting would function" because Rule 14a-8 "limits a shareholder proposal to a mere 500 words." We note that the resolution included in the Proposal contains only 98 words and the entire Proposal, including the Supporting Statement, contains only 208 words. The Proponent had ample opportunity within the 500 word limitation of Rule 14a-8(d) to address issues related to cumulative voting and majority voting and to provide guidance on implementation of the Proposal.

Bulletin No. 14B, Section B.2. (September 15, 2004). As described in Section II.A. of the December 22 Letter, the Proposal fails to discuss, among other things, Verizon's majority voting standard and the effect thereon that would result if cumulative voting was adopted. As a result, the Proposal is vague and indefinite and the deficiencies and omissions in the Proposal are material, rendering the Proposal materially false and misleading. Verizon believes that the Proposal's flaws are extensive and correcting them would require a material change in the substance of the Proposal.

The Proponent specifically proposes to revise the Proposal to add the statement that "[p]ursuant to Delaware state law, only 'for' votes may be cumulated in elections." Verizon requests that the Staff decline to grant the Proponent an opportunity to make the proposed revision because it would materially alter the Proposal as presented. In addition, Verizon notes that the proposed revision would not in any way cure the materially false and misleading nature of the Proposal as described above and in Section II.A. of the December 22 Letter.

The Division of Corporation Finance has stated, "no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance" are "not beneficial to all participants in the process and divert resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike." Staff Legal Bulletin No. 14, Section E.1. (July 13, 2001). For these reasons, Verizon requests that the Staff decline to grant the Proponent an opportunity to correct the substantive flaws in its Proposal.

**II. The Proponent's Letter Fails to Refute the Substantial Authority Cited in the December 22 Letter or the Delaware Law Opinion Arguing that the Proposal Would, if Implemented, Cause Verizon to Violate Delaware Law.**

The Proponent's Letter fails to refute the numerous authorities cited by Verizon in the December 22 Letter that support exclusion of the Proposal from its 2009 proxy materials on the basis that the Proposal would, if implemented, cause Verizon to violate Delaware law.

The Proposal raises significant and complex issues under Delaware law and in Section II.B. of the December 22 Letter, Verizon presents a detailed and specific analysis of the fiduciary duties of directors in determining the advisability of an amendment to Verizon's certificate of incorporation. In addition to citing numerous authority in support of its position, Verizon furnished an opinion of Delaware counsel in support of its position.

Rather than attempt to refute the legal analysis in the December 22 Letter, the Proponent's Letter simply makes a conclusory statement, without support or justification, that Verizon's argument in Section II.B. of the December 22 Letter "is completely erroneous" and that the Proposal can in no way be construed to mandate Board action. The Proponent's Letter cites no authority for this conclusory statement and the Proponent does not furnish a legal opinion to refute Verizon's position, despite the fact that the Staff has stated that "[s]hareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position." Staff Legal Bulletin No. 14, Section G. (July 13, 2001).

In addition, the Proponent's Letter argues that because the language of the Proposal is precatory, the Proposal would be nothing more than an "advisory vote" and therefore incapable of violating Delaware law by virtue of the fact that it would not be binding on Verizon. However, the Staff has consistently permitted the exclusion of proposals, even if precatory, under Rule 14a-8(i)(2) if implementation of the proposal nevertheless would cause the company to violate state law. *See, e.g., Bristol-Myers Squibb Co.* (March 14, 2008) (permitting exclusion of a proposal requesting that the board adopt cumulative voting because in the opinion of counsel, "implementation of the proposal would cause [the company] to violate state law"); *Time Warner Inc.* (February 26, 2008) (same); *Citigroup, Inc.* (February 22, 2008) (same); *Boeing Co.* (February 20, 2008) (same); *AT&T, Inc.* (February 19, 2008) (same); *AT&T, Inc.* (February 7, 2006) (permitting exclusion of a proposal requesting that the board adopt cumulative voting by adopting a bylaw or policy, rather than amending the certificate of incorporation).

## III. Conclusion.

For the reasons set forth above and in the December 22 Letter, Verizon continues to believe that the Proposal may properly be omitted from the 2009 proxy materials pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(6) and requests the Staff's concurrence with its views.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc: International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

The Marco Consulting Group
550 W. Washington Blvd., Suite 900
Chicago, IL 60661-2703
Attention: Greg A. Kinczewski
Vice President/General Counsel

THE MARCO
CONSULTING
GROUP

January 5, 2009

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc. 2009 Annual Meeting Stockholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("the Fund") in response to the December 22, 2008 letter from Verizon Communications Inc. ("Verizon") which seeks to exclude from Verizon's proxy materials for its 2009 annual meeting the Fund's precatory stockholder proposal ("the proposal") which requests the Board of Directors ("Board") to take the necessary steps to provide for cumulative voting in the election of directors. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Verizon.

Verizon's letter argues that it is entitled to exclude the Fund's stockholder proposal because: (A) the proposal is materially false and misleading; (B) Verizon cannot implement it because the proposal would violate Delaware state law; and (C) Verizon lacks the power and authority to implement the proposal.

FALSE AND MISLEADING

The major thrust of the first argument (pages 2-5 of Verizon's letter) is what Verizon characterizes as an irreconcilable conflict between cumulative voting and its Bylaw 3.04 (b) which provides for a majority vote standard (defined as "the number of shares voted 'for' must exceed the number of shares voted 'against' with respect to that directors election") for uncontested elections for the Board and a plurality vote standard for contested elections. The conflict, Verizon argues, is that Section 214 of the Delaware General Corporation Law ("DCGL") permits cumulative voting "for" directors but not "against" directors. Verizon buttresses these arguments with an opinion letter from Skadden, Arps, Slate, Meagher & Flom LLP's Delaware office (Exhibit B to Verizon's letter, pages 3-5) that concludes that although "no Delaware court has addressed this language" principles of statutory construction adopted by the Delaware Supreme Court on different statutes supports this interpretation.

The Fund does not disagree with this construction—that "against" votes cannot be cumulated under Delaware law—but it vehemently disagrees with Verizon's attempt to construe the proposal as even implying, let alone requiring, that "against" votes should be cumulated. In fact the proposal repeatedly refers to casting votes "for" a candidate or candidates. There are 211 words in the proposal—not one of them is the word "against" or a reference to the concept of voting against a candidate. Thus, the proposal's request for the cumulation of "for" votes poses no conflict with Bylaw 3.04 (b).

Midwest
550 W. Washington Blvd., Suite 900, Chicago, IL 60661-2703
Tel: 312.575.9000/Fax: 312.575.9840

In the alternative, if the Securities and Exchange Commission ("SEC") finds it necessary, the Fund has no objection to amending the proposal by adding a final sentence to the Resolved section stating that only "for" votes can cumulated. This would make the Resolved section of the sentence read as follows, with the new language in italics:

> "RESOLVED: That the stockholders of Verizon Communications, Inc. ('the Company'), assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit. *Pursuant to Delaware state law, only 'for' votes may be cumulated in elections.*"

Verizon's first argument also claims the proposal is fatally vague and indefinite (pages 5-8) because it does not specify whether it is intended to apply to contested and/or uncontested elections and the intricacies of how it would function.

Verizon's argument ignores the plain language of the proposal. There is nothing vague or indefinite about the Resolved section quoted above. It makes no distinction between uncontested or contested elections. Thus it is aimed at all elections of directors, contested and uncontested alike. There is also nothing vague or indefinite about how it would function—each stockholder shall be entitled to as man votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

The Fund has neither the legal responsibility nor the practical ability to deal with any more specificity with how cumulative voting would function under the various scenarios detailed on pages 7-8 of Verizon's letter. SEC Rule 14a-8 limits a shareholder proposal to a mere 500 words. The Fund notes that the Resolved section quoted above contains 112 words and Verizon uses nearly 450 words to describe the various scenarios it claims need more specificity. The Fund respectfully submits that, given the realities and limits of the 14a-8 format, if Verizon feels it is necessary to clarify for shareholders with more specificity how cumulative voting would function under the various scenarios, Verizon can do that in its statement in opposition in the proxy statement.

VIOLATION OF DELAWARE LAW AND INABILITY TO IMPLEMENT

Verizon's second argument (pages 9-11 of Verizon's letter) and third argument (page 11) are based on the procedural point that the DGCL requires cumulative voting to be authorized in its certificate of corporation and any amendment to the certificate requires a Board resolution declaring the advisability of the amendment in advance of submitting the amendment to a vote of the shareholders. Verizon argues that such a resolution of advisability requires a good faith exercise of its fiduciary duties and it may not delegate that determination to shareholders. Verizon concludes (pages 9-10): "Thus, the shareholders cannot, through implementation of the Proposal, effectively **mandate** that the Board determine the advisability of an amendment to the certificate of incorporation . . ." (Emphasis supplied.)

This argument is completely erroneous. The proposal does not seek to <u>mandate</u> anything. It is <u>precatory</u> in nature as clearly indicated in the phrase "hereby **request** the Board of Directors to take the necessary steps..." in the Resolved section of the proposal. (Emphasis supplied.) The case cited by Verizon—CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 240 (Del. 2008)—is totally inapposite since it concerned a binding stockholder-proposed bylaw.

All that the Fund is seeking pursuant to its precatory proposal is an advisory vote on the adoption of cumulative voting that the Board can, in its good faith exercise of fiduciary duties, take into consideration when exercising its discretion when determining the advisability of amending the certificate of incorporation to provide for cumulative voting. At the 2006 annual meeting of shareholders, a similar cumulative voting proposal received 43.8% of the 1,926,556,287 votes cast for and against (846,485,363 shares for, 1,080,070,924 shares against). The Board, in the good faith exercise of its fiduciary duties to date, has obviously concluded that was not a sufficient show of shareholder support to advise the adoption of cumulative voting. The Fund hopes that the vote in favor of cumulative voting in 2009 will be higher and the Board will find it more persuasive. The Board has a record of taking the results of advisory votes on precatory shareholder proposals into consideration when making a good faith exercise of its fiduciary duties—when the support for a precatory shareholder for a majority vote standard for the election of directors increased from 43.2% in 2005 to 61.3% in 2006, the Board reacted by amending Verizon's bylaws on November 2, 2006 (Exhibit B to Verizon's letter, page 2). That is exactly what the Fund's proposal is designed to achieve and the Fund respectfully submits that is exactly what the entire 14a-8 process is designed to accomplish. Verizon's attempt to twist the proposal into a sinister plot to thwart the Board's good faith exercise of its fiduciary duties must be rejected.

For the foregoing reasons, the Fund believes that the relief sought in AT&T's no action letter should not be granted.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal

Cc: Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, RM VC54S440
Basking Ridge, NJ 07920
Mary.l.weber@verizon.com

Mary Louise Weber
Assistant General Counsel

verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 22, 2008

**By email to shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Verizon Communications Inc. 2009 Annual Meeting
Shareholder Proposal of the International Brotherhood of
Electrical Workers' Pension Benefit Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2009 annual meeting of shareholders (the "2009 proxy materials"). A copy of the Proposal is attached as Exhibit A to this letter. For the reasons stated below, Verizon intends to omit the Proposal from its 2009 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter and its attachments are being emailed to shareholderproposals@sec.gov. A copy of this letter and its attachments is being sent to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2009 proxy materials.

## I. Introduction.

On November 12, 2008, Verizon received a letter from the Proponent containing the following proposal:

> *RESOLVED: That the stockholders of Verizon Communications, Inc. ("the Company"), assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.*

Verizon believes that the Proposal may be properly omitted from its 2009 proxy materials under (i) Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9, (ii) Rule 14a-8(i)(2) because the Proposal would, if implemented, cause Verizon to violate Delaware law and (iii) Rule 14a-8(i)(6) because Verizon lacks the power or authority to implement the Proposal.

Verizon respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2009 proxy materials.

## II. Bases for Excluding the Proposal.

### A. Verizon May Exclude the Proposal Under Rule 14a-8(i)(3) Because the Proposal is Materially False and Misleading in Violation of Rule 14a-9.

*1. The Proposal Fails to Disclose that its Implementation Would Conflict With, and Result in the Effective Nullification of, Verizon's Majority Voting Standard.*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides, in relevant part:

> No solicitation subject to this regulation shall be made by means of any proxy statement ... containing any statement which, at the time and in the light of the circumstances under

> which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading ....

The Staff has consistently concluded that a proposal may be excluded where the proposal is cast in such a way that shareholders are unable to determine its effects. *See, e.g.*, Berkshire Hathaway Inc. (Mar. 2, 2007) (permitting exclusion of a shareholder proposal restricting Berkshire from investing in any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because proposal does not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations); H.J. Heinz Company (May 25, 2001) (permitting exclusion of a shareholder proposal that requested full implementation of SA8000 Social Accountability Standards but did not clearly set forth the obligations that would be imposed on the company); Hershey Foods Corp. (Dec. 27, 1988) (permitting exclusion of a shareholder proposal seeking to establish a policy restricting the company's advertising as vague and indefinite because the "standards under the proposal may be subject to differing interpretations"); Exxon Corp. (Jan. 29, 1992) (permitting exclusion of a shareholder proposal regarding board member criteria because the use of certain vague terms made the proposal misleading since such matters would be subject to differing interpretations both by shareholders and the company's board, and implementation of the proposal could result in any action ultimately taken by the company being significantly different from the action envisioned by shareholders voting on the proposal); Fuqua Industries, Inc. (Mar. 12, 1991) (permitting exclusion of a shareholder proposal because terms such as "any major shareholder" would be subject to differing interpretations).

In addition, the Staff has found that a company may properly exclude entire shareholder proposals where they contained false and misleading statements or omitted material facts necessary to make such proposals not false and misleading. *See* North Fork Bancorporation, Inc. (Mar. 25, 1992); National Distillers & Chemical Corp. (Feb. 27, 1975). In *National Distillers*, the Staff permitted exclusion of a shareholder proposal which requested that management, among other things, issue a six-month report on employment practices and an annual report on advertising expenditures. The Staff noted that the proposal failed to "discuss the prospective cost of preparing such reports or whether any of the information to be included in the reports could be withheld in the event disclosure thereof would harm the company's business or competitive position." The Staff therefore concluded that "the proposal could, without certain additional information, be misleading" and that in order that shareholders "not be misled in this regard, it would seem necessary that these two important points be specifically dealt with."

Consistent with these precedents and for the reasons set forth below, supported by a legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP addressed to Verizon (the "Delaware Law Opinion") and attached as Exhibit B to this letter, Verizon believes that the Proposal may be excluded in its entirety from the 2009 proxy materials under Rule 14a-8(i)(3) because the Proposal is materially false and misleading and omits to state material facts necessary in order to make the Proposal not false or misleading.

The Proposal requests that Verizon implement cumulative voting, which would allow shareholders to cumulate votes "for" director candidates in all elections of directors. On November 2, 2006, Verizon's Board of Directors approved amendments to, among others, Section 3.04(b) of Verizon's Bylaws (the "Bylaws"), to provide for a majority vote standard with respect to the election of directors of Verizon. Pursuant to the Bylaws, each director shall be elected if the number of shares voted "for" such director exceeds the number of shares voted "against" such director; provided that, if the number of nominees exceeds the number of directorships to be filled, the directors shall be elected by a plurality of the votes cast (the "Majority Voting Bylaw").

As discussed in Section II.A.2. below, it is widely recognized that majority voting (as effectuated by the Majority Voting Bylaw) is systematically incompatible with cumulative voting (as contemplated by the Proposal). However, the Proposal completely fails to address the irreconcilable conflict between cumulative voting and majority voting, and fails to disclose to shareholders the consequences of implementing cumulative voting, namely, that the adoption of cumulative voting would result in the effective nullification of Verizon's Majority Voting Bylaw.

Section 214 of the Delaware General Corporation Law (the "DGCL") permits the certificate of incorporation of a Delaware corporation to include a provision allowing shareholders to cumulate votes "for" director candidates based on the number of shares held by such shareholder and the number of directors to be elected by such shareholder. As discussed in the Delaware Law Opinion, Section 214 does <u>not</u> permit shareholders to cumulate votes "against" director candidates. As a result, forms of proxy and ballots in an election for directors at a Delaware corporation which has adopted cumulative voting (*i.e.*, Verizon, if it is to implement the Proposal) cannot provide shareholders with the option of voting "against" one or more nominees, as is required in an election held under a majority voting standard. Accordingly, cumulative voting (which does not allow the possibility of "against" votes) and majority voting (which explicitly requires the opportunity to cast "against" votes) are fundamentally incompatible, and a single election of directors cannot be held under both standards.

In addition, because cumulative voting and majority voting are in conflict with one another, the adoption of a cumulative voting standard in Verizon's certificate of incorporation – pursuant to Section 214 of the DGCL, cumulative voting can only be provided for in the certificate of incorporation – would result in the effective nullification of Verizon's Majority Voting Bylaw. Section 109(b) of the DGCL provides that any conflict between provisions in the certificate of incorporation and the bylaws is resolved in favor of the provision in the certificate of incorporation. As a result, a cumulative voting provision in the certificate of incorporation would prevail over a majority voting standard in the bylaws. Therefore, the end result of implementing the Proposal would be the effective nullification of Verizon's Majority Voting Bylaw. This conclusion and the discussion of Delaware law are supported by the Delaware Law Opinion.

The Proposal makes no mention whatsoever of the issues raised by the DGCL discussed above, fails to explain the legal and practical implications of implementing cumulative voting where a company currently has a majority voting standard in place and does not disclose that implementation of the Proposal would result in the effective nullification of Verizon's Majority Voting Bylaw. These considerations and consequences are material information for shareholders and the failure to explain or address these issues could result in actions taken by Verizon that are significantly different from the actions envisioned by the shareholders voting on the Proposal. Significantly, Verizon adopted the Majority Voting Bylaw after a shareholder proposal seeking majority voting was approved by the shareholders in 2006. That year, and in each of the previous four years, Verizon's shareholders rejected proposals seeking cumulative voting. If the Proposal adequately disclosed the effective nullification of Verizon's Majority Voting Bylaw which was adopted at the request of Verizon's shareholders, shareholders clearly would consider such information material to their decision on whether to vote for or against the Proposal, which is substantially the same as several other proposals that have been rejected by Verizon's shareholders in the past. Therefore, the omission of any discussion of such issues is materially misleading to shareholders.

The failure of the Proposal to describe its potential effect on Verizon's Majority Voting Bylaw is so significant as to deprive Verizon's shareholders of vital information regarding the Proposal and, consistent with the authorities cited above, Verizon believes that the Proposal is properly excludable from the 2009 proxy materials under Rule 14a-8(i)(3).

2. *The Proposal is Inherently Vague and Indefinite as to Whether Implementation of the Proposal Should Apply to Majority Voting or Only to Plurality Voting in Contested Elections.*

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal if the proposal or supporting statement is so vague and indefinite that it violates the prohibition of materially false or misleading statements in proxy solicitation materials.

The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B, Section B.4. (Sept. 15, 2004); *see also* Philadelphia Electric Co. (July 30, 1992); Idacorp, Inc. (Sept. 10, 2001). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991); Exxon Corp. (Jan. 29, 1992). For example, in Safescript Pharmacies, Inc. (Feb. 27, 2004), the Staff concurred that the company could exclude a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permitted two methods of expensing stock-based compensation.

Consistent with these precedents and for the reasons set forth below, Verizon believes the Proposal may be excluded in its entirety from the 2009 proxy materials under Rule 14a-8(i)(3) because the Proposal is inherently vague and misleading. In addition to the conflict with, and effective nullification of, Verizon's Majority Voting Bylaw described in Section II.A.1. above, the Proposal fails to identify with clarity whether it intends for cumulative voting to apply solely to a contested election (where plurality voting applies), solely to an uncontested election (where majority voting applies) or to both a contested election and an uncontested election. This makes the Proposal subject to differing interpretations such that both Verizon and its shareholders would be unable to determine what the Proposal intends or requires, resulting in the likelihood that any action Verizon takes to implement the Proposal could be significantly different from what shareholders envisioned when they cast their votes.

Specifically, the Proposal fails to explain how it will function in light of Verizon's Majority Voting Bylaw. A shareholder voting on the Proposal would not know if the Proposal was intended to apply contemporaneously with majority voting or only in a contested election situation. The distinction between these differing interpretations is likely to be material to such shareholder's decision. As explained below, majority voting and cumulative voting were not designed to work together[1] and the application of cumulative voting causes many uncertainties and unintended consequences.

---

[1] Indeed, when the ABA Committee on Corporate Laws of the Section of Business Law approved amendments to the Model Business Corporation Act (the "MBCA") to enable companies to adopt a majority voting standard in their bylaws, the amendments made clear that a majority voting bylaw would not be available in a contested election or if the company had cumulative voting. *See* MODEL BUSINESS CORPORATION ACT ANN. § 10.22 (4th ed. 2008); ABA Committee on Corporate Laws of the Section of Business Law, *Report of the Committee on Corporate Laws on Voting for Directors by Shareholders for the Election of Directors* (Mar. 13, 2006). States that follow the MBCA have also adopted these amendments. Section 16-10a-1023 of the Utah Business Corporation Act and Section 23B.10.205 of the Washington Business Corporations Act both provide that companies may adopt a majority voting bylaw, provided that the company does not provide for cumulative voting in its certificate of incorporation. In

a. Contested Elections – Plurality Voting.

In the case of an uncontested election of directors, Verizon's Majority Voting Bylaw provides for a majority voting standard. In a contested election of directors, however, shareholders have a choice between competing nominees. Thus, a plurality voting standard offers shareholders a choice without the need for "against" votes. Accordingly, Verizon's Majority Voting Bylaw applies a plurality voting standard in a contested election, with shareholders voting "for" or "withhold" for any nominee for director.

b. Contested Elections – Cumulative Voting under Plurality Voting.

In a contested election, where plurality voting applies, cumulative voting may enable a group of shareholders to elect one or more directors of its choice. For example, if a corporation has 100 shares that cast votes in an election for a five-member board of directors, 40 of which are voting for the nominees running against the incumbents, under cumulative voting a total of 500 votes may be cast (100 shares outstanding multiplied by five directorships), and the minority group may cast 200 of those votes (40 shares controlled by the minority group multiplied by five directorships). If the minority group properly cumulates its votes, it could elect nominees to fill two of the five seats on the board of directors.[2]

c. Uncontested Elections – Majority Voting and Cumulative Voting.

Insofar as the Proposal is intended to apply to *uncontested* elections, numerous issues arise. Verizon adopted a majority voting standard in uncontested elections in an effort to empower holders of a majority of shares to reject a candidate and thereby prevent his or her election to the board. Under Verizon's Majority Voting Bylaw, a director is elected only if the votes cast "for" his or her election exceed the votes cast "against" his or her election.

As discussed in Section II.A.1. above and supported by the Delaware Law Opinion, under a cumulative voting system, Delaware law does not permit a shareholder to cast cumulated votes "against" a director nominee. As a result, by permitting the cumulation of "for" but not "against" votes, cumulative voting would effectively enable a minority of shareholders to defeat a "vote against" campaign

---

addition, California amended its Corporations Code to allow a company to provide for majority voting in uncontested elections, but only if that corporation has eliminated cumulative voting. *See* Section 708.5(b) of the California Corporations Code.

[2] *See generally* E.R. ARANOW & H.A. EINHORN, PROXY CONTESTS FOR CORPORATE CONTROL § 10.04 (3d ed. 2001 supp.) (discussing the mechanics of cumulative voting, including a formula "to determine how many directors can be elected by a group controlling a particular number of shares").

supported by a majority of the shareholders. Referring back to the example of a corporation with 100 shares that cast votes in an election for a five-member board of directors, under majority voting (without cumulative voting), if the holders of 51 of the voting shares voted against a nominee, that nominee would not be elected. If, however, "for" votes can be cumulated, but not "against" votes, the 51% wishing to vote against would have many fewer votes, defeating the aim of majority voting.

The Proposal does not address the uncertainties created by the combination of majority and cumulative voting. Without addressing these uncertainties, the Proposal leaves to shareholders voting on the Proposal, and Verizon in implementing the Proposal, if adopted, the task of determining whether the Proposal requires cumulative voting solely in a contested election, or in both contested and uncontested elections. As the Staff has previously stated, the consequence of a vague and indefinite proposal would mean that "any resultant action by the Corporation would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." Jos. Schlitz Brewing Co. (Mar. 21, 1977). This is exactly the situation that Staff Legal Bulletin No. 14B states is "appropriate for a company to determine to exclude a statement in reliance on rule 14a-8(i)(3)." For example, if the Proposal is interpreted as providing for the adoption of cumulative voting with respect solely to a contested election, it is not necessary to consider the interplay between majority voting and cumulative voting. However, if the Proposal is interpreted as providing for the adoption of cumulative voting with respect to an *uncontested* election, it is necessary to address and resolve the legal implications of Section 214 of the DGCL and the inability to cumulate "against" votes. A shareholder favoring cumulative voting in a contested election may well vote against the Proposal if it would require adoption of cumulative voting with respect to an uncontested election.

As the United States District Court for the Southern District of New York has stated in interpreting the predecessor to Rule 14a-8(i)(3), "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." The New York City Employees' Ret. Sys. v. Brunswick Corp., 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also* Int'l Bus. Machines Corp. (Feb. 2, 2005). As described above, Verizon's shareholders simply cannot "know precisely the breadth of the proposal on which they are asked to vote."

For these reasons, we believe the Proposal is vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

**B. Verizon May Exclude the Proposal Under Rule 14a-8(i)(2) Because the Proposal Would, If Implemented, Cause Verizon to Violate Delaware Law.**

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. Verizon is incorporated under the laws of the State of Delaware. For the reasons set forth below and supported by the Delaware Law Opinion, Verizon believes that the Proposal may be excluded from the 2009 proxy materials under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause Verizon to violate the DGCL.

Section 212(a) of the DGCL provides the general rule of Delaware law for determining the number of votes accorded to each stockholder. Under Section 212(a), unless the certificate of incorporation provides otherwise, "each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." As a specific exception to Section 212(a), Section 214 of the DGCL provides that a certificate of incorporation may provide for cumulative voting in the election of directors. As supported by the Delaware Law Opinion, because Section 212(a) and Section 214 together only permit cumulative voting if it is provided for in the certificate of incorporation, in order to implement the Proposal, the Board and Verizon's shareholders would have to amend Verizon's certificate of incorporation.

As explained more fully in the Delaware Law Opinion, Delaware law requires bilateral action by the board and shareholders to amend a corporation's certificate of incorporation. Pursuant to Section 242 of the DGCL, in order for a corporation to amend its certificate of incorporation, the board of directors must first adopt a resolution setting forth the amendment proposed, declare the advisability of the amendment and call a meeting at which shareholders may vote on the amendment. Second, a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote separately on the amendment must affirmatively vote in favor of the amendment to the certificate of incorporation. *See* Section 242(b)(1) of the DGCL. The Delaware Supreme Court has required strict compliance with this two-step procedure. Williams v. Geier, 671 A.2d 1368 (Del. 1996).

As a result, the "necessary steps" contemplated by the Proposal to amend the certificate of incorporation to adopt cumulative voting include the requirement, pursuant to DGCL Section 242(b), that the board determines that such amendment is "advisable." Under Delaware law, the board must determine if the amendment is advisable in the good faith exercise of its fiduciary duties and may not delegate that determination to shareholders. *See, e.g.*, Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (discussing the analogous "advisability" declaration requirement under DGCL Section 251). Thus, the shareholders cannot, through implementation of the

Proposal, effectively mandate that the Board determine the advisability of an amendment to the certificate of incorporation because, under Delaware law, the Board is required to make its own independent determination and the fact that a majority of the shareholders may want to implement the Proposal is not dispositive. *See, e.g.*, Paramount Communications Inc. v. Time Inc., 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd* 571 A.2d 1140 (Del. 1989).

It is undisputed that the decision whether to deem an amendment to a corporation's certificate of incorporation advisable is vested in the discretion of the board of directors and is subject to the directors' fiduciary duties. In order to implement cumulative voting as sought by the Proposal, the Board first must determine such an amendment to its certificate of incorporation advisable. To the extent the Proposal impairs the sole discretion of the Board to make that determination, implementation of the Proposal would limit the directors' exercise of their fiduciary duties in violation of Delaware law. *See* Bank of America Corp. (Feb. 2, 2005) (proposal requesting that the board take the "necessary steps" to amend the corporation's governing instruments was found excludable under Rule 14a-8(i)(2) because implementation would violate state law). As discussed in the Delaware Law Opinion, the Delaware Supreme Court recently invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," because the bylaw limited the directors' exercise of "their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 240 (Del. 2008). In *CA*, the Court stated that it had "previously invalidated contracts that would require a board to act or not act in such a fashion that would limit the exercise of their fiduciary duties." *Id.* at 238.

The Delaware Law Opinion also cites to an analogous context in which directors must recommend action to shareholders – the approval of mergers under Section 251 of the DGCL. DGCL Section 251, like DGCL Section 242(b), requires a declaration of advisability by a corporation's board. Delaware courts have consistently held that directors who abdicate their duty to determine the advisability of a merger agreement prior to submitting the agreement for stockholder action breach their fiduciary duties under Delaware law.

Requiring the Board to "put" the Proposal to Verizon's shareholders would therefore violate Delaware law by requiring the Board to breach its fiduciary duty to determine whether an amendment to the certificate of incorporation implementing cumulative voting is advisable and in the best interests of Verizon and its shareholders.

Moreover, as more fully described in the Delaware Law Opinion, insofar as the Proposal intends to recommend that the Board take steps to adopt cumulative voting by any means other than an amendment to the certificate of incorporation, the Proposal would, if implemented, cause Verizon to violate state law. Section 214 of the DGCL provides that a Delaware corporation may implement cumulative voting only through its certificate of incorporation. The Staff previously concurred in the exclusion of a shareholder proposal under Rule 14a-8(i)(2) when the proposal requested that a company's board of directors adopt cumulative voting either as a bylaw or as a long-term policy, rather than as an amendment to the corporation's certificate of incorporation. *See* AT&T Inc. (Feb. 7, 2006).

Accordingly, for the reasons set forth above and as supported by the Delaware Law Opinion, Verizon believes the Proposal is excludable pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause Verizon to violate Delaware law.

**C. Verizon May Exclude the Proposal Under Rule 14a-8(i)(6) Because Verizon Lacks the Power and Authority to Implement the Proposal.**

Rule 14a-8(i)(6) permits a company to omit a shareholder proposal if the company would lack the power or authority to implement the proposal. Verizon believes that the Proposal is excludable under Rule 14a-8(i)(6) because, as discussed in Section II.B. above, the Proposal would, if implemented, violate Delaware law.

As noted above, the Proposal cannot be implemented without (i) the Board, upon exercise of its fiduciary duties, finding that the Proposal is advisable and in the best interest of Verizon and (ii) obtaining the requisite shareholder approval to amend the certificate. Both of these steps are required in order to take the "necessary steps" to adopt cumulative voting. If the Board does not fulfill its fiduciary obligations, it will violate Delaware law. In addition, Verizon cannot compel shareholders to approve the necessary amendment to the certificate of incorporation. Accordingly, Verizon lacks the power and authority to implement the Proposal. Further, any attempt to adopt cumulative voting in the absence of a recommendation by the Board or shareholder approval would necessarily cause Verizon to violate Delaware law.

The Staff has consistently permitted the exclusion of shareholder proposals pursuant to Rule 14a-(i)(6) if a proposal would require the company to violate state law. *See* Xerox Corporation (Feb. 23, 2004) and SBC Communications Inc. (Jan. 11, 2004). Based on the foregoing, Verizon lacks the power and legal authority to implement the Proposal and the Proposal may therefore be excluded under Rule 14a-8(i)(6).

**III. Conclusion.**

Verizon believes that the Proposal may be omitted from its 2009 proxy materials under Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(6). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2009 proxy materials.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,

Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

Enclosures
cc: International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

EXHIBIT "A"

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001 • (202) 833-7000



November 12, 2008

**VIA FACSIMILE (908-766-3813) AND U. S. MAIL**

Ms. Marianne Drost
Senior Vice President,
Deputy General Counsel & Corporate Secretary
Verizon Communications, Inc.
1095 Avenue of the Americas
New York, NY 10036

Dear Ms. Drost:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Verizon Communications, Inc. ("Company") proxy statement to be circulated to Corporation Shareholders n conjunction with the next Annual Meeting of Shareholders in 2009.

The proposal relates to **"Cumulative Voting"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Verizon Communications, Inc. common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2009 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Lindell K. Lee

Lindell K. Lee
Trustee

LKL:daw
Enclosure

Form 972

RESOLVED: That the stockholders of Verizon Communications, Inc. ("the Company"), assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

SUPPORTING STATEMENT

Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

We believe that cumulative voting increases the possibility of electing at least one director with a viewpoint independent of management. In our opinion, this will help achieve the objective of the board representing all shareholders.

We urge our fellow shareholders to vote yes for cumulative voting and the opportunity to enhance our Board with a more independent perspective.

**EXHIBIT "B"**

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE RODNEY SQUARE
P.O. BOX 636
WILMINGTON, DELAWARE 19899-0636

TEL: (302) 651-3000
FAX: (302) 651-3001
www.skadden.com

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VIENNA

December 19, 2008

Verizon Communications Inc.
140 West Street
New York, NY 10007

**Re: Verizon Communications Inc. 2009 Annual Meeting; Stockholder Proposal of the International Brotherhood of Electrical Workers' Pension Benefit Fund**

Ladies and Gentlemen:

You requested our opinion as to certain matters of Delaware law in connection with a proposal (the "Proposal") submitted by the International Brotherhood of Electrical Workers' Pension Benefit Fund (the "Stockholder") to Verizon Communications Inc., a Delaware corporation (the "Company"), for inclusion in the Company's proxy statement for its 2009 annual meeting of stockholders.

In rendering the opinions set forth herein, we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of the following:

(a) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on February 22, 2006 and as currently in effect (the "Charter");

(b) the Bylaws of the Company, as currently in effect; and

(c) the Proposal, submitted to the Company by facsimile transmission on November 12, 2008, and the supporting statement thereto.

In our examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies.

Members of our firm are admitted to the bar of the Supreme Court of the State of Delaware, and we do not express herein any opinion as to the laws of any other jurisdiction. The opinions expressed herein are based on the Delaware General Corporation Law and Delaware law in effect on the date hereof, which law is subject to change with possible retroactive effect.

**Factual Background**

We understand, and for purposes of our opinion we have assumed, the relevant facts to be as follows:

On November 2, 2006, the Company's Board of Directors approved an amendment to Article III, Section 3.04(b) (the "Majority Voting Bylaw") of the Company's Bylaws. Under the Majority Voting Bylaw, unless the number of nominees exceeds the number of directorships to be filled, each nominee would be elected only if more "for" votes than "against" votes were cast with respect to that nominee. If the number of nominees exceeds the number of directorships to be filled, directors shall be elected by a plurality of the votes cast.

The Majority Voting Bylaw reads, in pertinent part:

> 3.04(b)(1) Election of Directors. - At a meeting for the election of directors, each director shall be elected by a majority of the votes cast with respect to that director; provided that, if the number of nominees exceeds the number of directorships to be filled, the directors shall be elected by a plurality of the votes cast. For purposes of this paragraph, a majority of the votes cast means that the number of shares voted "for" must exceed the number of shares voted "against" with respect to that director's election.

On November 12, 2008, the Stockholder submitted the Proposal to the Company by facsimile transmission. In its letter accompanying the Proposal, the Stockholder stated that the Proposal "relates to 'Cumulative Voting' and is submitted under Rule 14(a)-8 ... of the U.S. Securities and Exchange Commission's Proxy Guidelines."

The Proposal reads as follows:

> RESOLVED: That the stockholders of Verizon Communications, Inc. (the "Company"), assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

**<u>Analysis</u>**

1. **<u>Section 214 Does Not Permit Cumulation Of Votes "Against" A Nominee.</u>**

Section 212(a) of the DGCL provides the general rule of Delaware law for determining the number of votes accorded to each stockholder. Under section 212(a), unless the certificate of incorporation provides otherwise, "each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." 8 *Del. C.* § 212(a).

As a specific exception to section 212(a), section 214 provides that a certificate of incorporation may provide for cumulative voting in the election of directors. Specifically, section 214 authorizes a certificate provision under which each stockholder is entitled to cast:

> ... the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes *for* a single director or may distribute them among the number to be voted for, or *for* any 2 or more of them as such holder may see fit.

§ 214 (emphasis added). The statute does not reference the possibility of cumulating votes "against" a director, instead stating only that a stockholder may cumulate its votes "for" one or more directors. Thus, a literal reading of section 214 authorizes only a certificate provision providing for the casting of cumulated votes "for" a director or directors and not the casting of votes "against" a director or directors. The Proposal requests a certificate of incorporation provision with language similar to that of section 214, under which each stockholder "may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit," and is thus subject to the same meaning.

To date, no Delaware court has addressed this language in section 214. However, the literal reading -- that section 214 authorizes cumulation of "for" votes but not "against" votes -- is also supported by three principles of statutory construction adopted by the Delaware Supreme Court in other circumstances.

First, Delaware courts have held that a statute should be interpreted so that it achieves its purpose. *In re Best Lock Corp. Shareholder Litigation*, 845 A.2d 1057, 1087 (Del. Ch. 2001). The purpose of section 214 is to afford to a minority of the voting stock an opportunity to elect one or more directors. *Maddock v. Vorclone Corp.*, 147 A. 255 (1929). However, if stockholders were permitted to cast their cumulated votes "against" a nominee, a majority stockholder could mathematically prevent a minority nominee from being elected by casting a number of votes "against" the minority nominee equal to the number of cumulated votes held by the minority stockholders plus one, and distributing any remaining votes among its nominees. Section 214 should not be read to permit the casting of cumulated votes "against" a nominee because such a reading would defeat the purpose of section 214.

Second, Delaware courts have held that where a statutory provision creates an exception to a general statutory provision, the exception must be "construed narrowly." *Heaney v. New Castle County*, 672 A.2d 11, 14 (Del. 1995).[1] Here, because section 214 creates an exception to the general "one-share-one-vote" provision of section 212(a), it must be read narrowly. A narrow construction of section 214 would limit it to its express terms, and not expand it with an implied authorization of certificate of incorporation provisions permitting cumulated votes to be cast "against" a nominee.

Third, Delaware courts have adopted "the principle of statutory construction, *expressio unius est exclusio alterius* - the expression of one thing is the exclusion of another ...." *Priest v. State*, 879 A.2d 575, 584 (Del. 2005). Here, as noted, section 214 expressly permits "for" votes in the election of directors, but does not expressly

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[1] For example, in *Sadler v. New Castle County*, 565 A.2d 917, 923 (Del. 1989), the Court interpreted two statutes dealing with municipal immunity: Section 4011, which governed the general grant, and Section 4012, which dealt with exceptions to that grant. The Court noted that "the section 4012 exceptions are subject to strict construction as derogative of" Section 4011. *Id.*

permit "against" votes. Other provisions of the DGCL expressly contemplate both affirmative and negative or dissenting votes. For instance, section 212(b) of the DGCL refers to "consent or dissent" by a stockholder to corporate action. By contrast, in adopting section 214, the Delaware legislature chose not to indicate the ability of stockholders to exercise cumulated votes negatively.

For these reasons, a certificate of incorporation provision adopted under section 214 does not permit a stockholder to cast cumulated votes "against" a nominee.

**2. If Adopted And Implemented, The Proposal <u>Would Nullify The Existing Majority Voting Bylaw.</u>**

The Proposal calls upon the Board to "take the necessary steps to provide for cumulative voting in the election of directors." Section 214 only permits cumulative voting if it is provided for by the certificate of incorporation. 8 *Del. C.* § 214; *Standard Scale & Supply Corp. v. Chappel*, 141 A. 191, 192 (Del. 1928). Accordingly, for the Proposal to be implemented, the Board and the Company's stockholders would have to amend the Charter.

Section 109(b) of the DGCL provides that the bylaws "may contain any provision, *not inconsistent with* law or *the certificate of incorporation*." 8 *Del. C.* § 109(b) (emphasis added). Consequently, it is well-settled that "[w]here a by-law provision is in conflict with a provision of the charter, the by-law provision is a 'nullity.'" *Centaur Partners, IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (citing *Burr v. Burr Corp.*, 291 A.2d 409, 410 (Del. Ch. 1972) and *Prickett v. American Steel and Pump Corp.*, 253 A.2d 86, 88 (Del. Ch. 1969)).

Here, the Majority Voting Bylaw would be inconsistent with the cumulative voting Charter provision requested by the Proposal in at least two respects.

First, the Majority Voting Bylaw expressly provides for the casting of votes "against" nominees in the election of directors.[2] However, a certificate of incorporation provision adopted under section 214 to require cumulative voting, as requested by the Proposal, would not permit the casting of votes "against" a nominee. Because the Majority Voting Bylaw would be inconsistent with a cumulative voting

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[2] "For purposes of this paragraph, a majority of the votes cast means that the number of shares voted 'for' must exceed the number of shares voted 'against' with respect to that director's election." 3.04(b)(1).

Charter provision, section 109(b) would nullify it upon the adoption of such a provision in the Charter.[3]

Second, the Majority Voting By-law expressly provides a "one-share/one-vote" standard in uncontested elections: "[F]or purposes of this paragraph, a majority of the votes cast means that the number of *shares* voted 'for' must exceed the number of *shares* voted 'against' with respect to that director's election." (emphasis added). Under cumulative voting, as sought by the Proposal, directors would be elected by plurality of votes cast, where a stockholder could cast more or less votes for a nominee than its number of *shares*. On this ground as well, the Majority Voting By-law would be inconsistent with a cumulative voting Charter provision, and would therefore be nullified upon the adoption of such a provision.

**3. <u>If Adopted And Implemented, The Proposal Would Impermissibly Restrict The Directors' Exercise of Their Fiduciary Duties.</u>**

As noted above, the Proposal calls for the Board to "take the necessary steps to provide for cumulative voting in the election of directors,...." In rendering our opinion set forth below, we assume that implementation of the Proposal would require the Company to take the necessary steps to provide for cumulative voting in the election

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[3] A growing body of literature has recognized that majority voting (as currently effectuated by the Majority Voting Bylaw) is systematically incompatible with cumulative voting (as contemplated by the Proposal). For example, a discussion paper published by the American Bar Association committee formed to study majority voting recommends that "legislatively implemented majority vote provisions not apply to companies with cumulative voting." ABA Comm. on Corp. Law, *Discussion Paper On Voting By Shareholders For the Election Of Directors*, 18 (June 22, 2005), http://www.abanet.org/buslaw/committees/CL270000pub/directorvoting/20050621000000.pdf. The ISS Institute for Corporate Governance also recognized the complications introduced by cumulative voting when it noted in a published paper on majority voting that "cumulative voting implies plurality voting, because the former only makes sense with the latter." *Majority Voting in Director Elections: From the Symbolic to the Democratic* (2005), https://gac.riskmetrics.com/resourcecenter/publications/Special_Papers/MajorityVoting2005.pdf. *See also* Claudia H. Allen, *Study of Majority Voting in Director Elections*, at 76 n.66, http://www.ngelaw.com/files/upload/majoritystudy111207.pdf. ("it appears that Section 214 of the Delaware General Corporation law does not permit cumulating 'withhold' or 'against' votes.").

Moreover, the Committee on Corporate Laws of the Section of Business Law of the American Bar Association recently added section 10.22, entitled "Bylaw Provisions Relating to the Election of Directors" to the Model Business Corporation Act ("MBCA"), which allows bylaws that permit "against" votes for director candidates. Section 10.22 specifies that it does not apply to corporations that have cumulative voting. MBCA §10.22 and cmt. In addition, in 2006, the California legislature amended the California Corporations Code to provide for majority voting if the corporation meets certain requirements, including the elimination of cumulative voting. Cal. Corp. Code § 708.5(b).

of directors regardless of whether the Board determines that cumulative voting is in the best interest of the Company and its stockholders.

A Delaware corporation may provide for cumulative voting only through a provision in its certificate of incorporation. 8 *Del. C.* § 214; *Standard Scale & Supply Corp.*, 141 A. at 192. The Charter does not presently contain such a provision. Accordingly, implementation of the Proposal would require an amendment to the Charter.

Section 242(b) of the DGCL sets forth the mandatory procedure for amending the certificate of incorporation. It requires that amendments first be approved by the board of directors and declared advisable, and then be submitted to the stockholders for approval:

> Every amendment . . . shall be made and effected in the following manner:
>
> (1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Such special or annual meeting shall be called and held upon notice in accordance with § 222 of this title. The notice shall set forth such amendment in full or a brief summary of the changes to be effected thereby, as the directors shall deem advisable. At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 *Del. C.* § 242(b). *See also Williams v. Geier*, 671 A.2d 1368 (Del. 1996) ("[i]t is significant that two discrete corporate events must occur in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a

stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor."); *Stroud v. Grace*, 606 A.2d 75, 87 (Del. 1992) ("When a company seeks to amend its certificate of incorporation, Section 242(b)(1) requires the board to . . . include a resolution declaring the advisability of the amendment. . . .").

Thus, under Section 242, the certificate of incorporation may not be amended unless the board first adopts a resolution declaring that the amendment is advisable. The determination whether an amendment is advisable is vested in the board's discretion, subject to the exercise of its fiduciary duty, and cannot be delegated to stockholders. *See Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). Section 242(b)(1) gives stockholders an independent right to approve any amendment to the certificate of incorporation. If the board were permitted to delegate their own determination, the first sentence of section 242(b)(1) would be meaningless. Thus, as a matter of statutory construction, section 242(b)(1) does not permit the board to delegate its determination to stockholders. Moreover, in the analogous context of board approval of mergers under Section 251 of the DGCL, the Delaware courts have held that the board's obligation to determine whether a merger is advisable cannot be delegated. *Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985); *Nagy v. Bistricer*, 770 A.2d 43, 62 (Del. Ch. 2000); *Jackson v. Turnbull*, C.A. No. 13042, 1994 WL 174668, at *5 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (TABLE).

This analysis is also consistent with the Delaware Supreme Court's recent decision in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). In *CA*, the Court invalidated a stockholder-proposed bylaw that would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate." The Court held that the proposed bylaw was invalid because it would limit the directors' exercise of "their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement at all." *Id.* at 240. The Court stated that such a bylaw "would violate the prohibition, which our decisions have derived from Section 141(a), against contractual arrangements that commit the board of directors to a course of action that would preclude them from fully discharging their fiduciary duties to the corporation and its shareholders." *Id.* at 238 (citing *Paramount Communications, Inc. v. QVC Network, Inc.*, 637 A.2d 34 (Del. 1994)). Just as the bylaw at issue in *CA* was invalid because it restricted the board's ability to exercise its fiduciary duty to determine whether to reimburse a dissident stockholder's proxy expenses, the Proposal, if implemented, would likewise impermissibly restrict the Board from exercising its fiduciary duty to determine the advisability of an amendment to the Charter.

In sum, the Proposal calls upon the Board to take "necessary steps to provide for cumulative voting...." Under section 214, those "necessary steps" must include an amendment to the Charter. Under section 242, an amendment to the Charter may not be accomplished without a resolution of the Board declaring the amendment advisable. However, implementation of the Proposal would require the Board to abdicate its statutory duty to determine whether the amendment is advisable. Such an abdication would violate Delaware law.

* * *

Based upon and subject to the foregoing, it is our opinion that (i) Delaware law does not permit cumulation of votes against a nominee; (ii) if the Proposal were to be adopted and implemented, it would nullify the Majority Voting Bylaw; and (iii) if the Proposal were to be adopted and implemented, it would impermissibly restrict the Board's exercise of its fiduciary duties; and that a Delaware court, if presented with these questions, would so conclude.

This opinion is furnished to you solely for your benefit in connection with the Proposal, and except as set forth in the next sentence, is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our express written permission. We hereby consent to your furnishing a copy of this opinion to the Staff of the Securities and Exchange Commission in connection with a no-action request with respect to the Proposal.

Very truly yours,

Skadden, Arps, Slate, Meagher & Flom LLP

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